[RightNow Technologies, Inc. Letterhead]

December 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:       Kathleen Collins and Megan Akst

Re:	RightNow Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 8-K dated October 24, 2007
File No. 000-31321

Dear Ms. Collins and Ms. Akst:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated November 28, 2007 (the “SEC Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ending December 31, 2006 and Form 8-K Report filed October 24, 2007 of RightNow Technologies, a Delaware corporation (“we”, “us”, “our”, or “the Company”).  The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Form 10K for the Year Ended December 31, 2006

Note 1.  Business Description and Summary of Significant Accounting Policies

(j) Revenue Recognition, page F-8

1.              Tell us how you recognize revenue on sales to distributors.  Tell us if you offer these distributors any rights-of-return or other incentives (i.e. discounts, concessions, etc.), and if so, tell us how you account for them.  For each of the distributor incentives, tell us how you determined that your fee is fixed and determinable.  Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations.  In addition, describe your ability to reasonably estimate the effects of the various programs offered to resellers.  See SAB Topic 13A(4)(b) and paragraph 8 of SFAS 48.

Company response: We do not offer rights of return or other incentives to our distributors.  We make sales to distributors only after they have negotiated an arrangement with an end user to purchase our products and services.  Our distributors do not hold inventory.    As such, our fee is considered fixed and determinable at the outset of the arrangement, unless extended payment terms (i.e. beyond 90 days) are provided.  Given that our distributors have already negotiated a transaction with an end user prior to our transaction with them, we recognize revenue for these sales on a basis similar to a sell-through methodology, assuming all other revenue recognition criteria set forth in SOP 97-2, and outlined in paragraph three of Footnote 1(j) in the Notes to Consolidated Financial Statement of our Form 10-K, are met.

Paragraph 6 of SFAS 48 identifies six conditions that must be met for a sales transaction to be recognized at time of sale when a right of return is provided.  EITF 01-9 codifies and reconciles issues from various EITFs that deal with accounting for the consideration given by a vendor to a customer.  Since we do not provide a right of return or other incentives to our customers, we do not believe either of these pronouncements is applicable to our facts and circumstances.

2.              We also note that for PCS and hosting services (sold in conjunction with perpetual license arrangements), VSOE is measured by the “price charged at renewal when sold separately.”  Please clarify for us whether the renewal rates for PCS and hosting services are stated in your initial multiple element software license arrangements to your customers.  If your renewal rates are stated in the initial contract, then tell us what percentage of your customers actually renew at the stated rates.  If the rates are not stated in the contract, then please address the issue that if your renewal rates vary from customer to customer, how you can reasonably establish VSOE.  Explain to us how your determination of VSOE complies with paragraphs 10 and 57 of SOP 97-2.

Company response: The Company’s renewal rates for PCS and hosting services may or may not be stated in initial multiple element software license arrangements.  As disclosed in paragraph five of Footnote 1(j) in the Notes to Consolidated Financial Statements of our Form 10-K, we determine VSOE of hosting and support services for perpetual license sales based on the price charged when sold separately.  We analyze stand-alone sales of PCS and hosting services, which typically occur at renewal, to determine VSOE for these services.  VSOE of hosting and support is expressed as a percent of the software license fee, consistent with TPA 5100.55.  For 2006 VSOE of hosting and support was 18% of the perpetual license fee paid.  We use the “bell shaped curve” approach to determine VSOE, and believe it is established when 80% of the population falls within 15% of the median price.  Based on our analyses, we have determined that stand-alone renewals fall within an acceptable range of the median price charged upon renewal.  Customers that have purchased perpetual licenses typically renew the hosting and support services element each year.

The portion of the fee allocated to PCS and hosting services is recognized ratably over the term of the PCS and hosting service arrangement because the services are provided continuously.  We do not have historical or other evidence that would indicate that our costs to provide PCS and hosting services are incurred on a basis other than ratably or continuously.  We believe our accounting for PCS and hosting services under perpetual license agreements meets the requirements of paragraphs 10 and 57 of SOP 97-2.

3.              We note that for your term licenses, the Company recognizes revenues for software, hosting and support ratably over the contractual period.  Clarify for us, your revenue recognition policy when professional services are sold in conjunction with term license arrangements where VSOE does not exist.  Specifically, tell us how you considered paragraph 12 of SOP 97-2 as these contracts appear to have several undelivered elements, one of which you are able to determine VSOE of fair value (professional services) and others which you are not (hosting and services).

Company response: In the limited circumstances when term license contracts are sold together with professional services and VSOE of the term license contract does not exist, we recognize the entire arrangement fee ratably over the contractual period in accordance with paragraph 12 of SOP 97-2.  This method is consistent with paragraph 6.021 of KPMG’s Handbook on Software Revenue Recognition which states that when VSOE of fair value does not exist for services (which includes PCS and services that otherwise qualify for separate accounting under SOP 97-2) that do not involve significant production, modification or customization of software and if the only undelivered element is services, the entire arrangement fee should be recognized over the period during which the services (i.e. PCS and services) are expected to be performed or the PCS period, whichever is longer.

The majority of our term license sales include a bundled fee for the software license, hosting and support services, and a fee for professional services.  We allocate the arrangement fee between the term license bundle and professional services using the relative fair value method.   Software, hosting and support are treated as one element, consistent with Section 3.037 of KPMG’s Handbook on Software Revenue Recognition, which states that VSOE can be established for a group of elements for purposes of allocating revenue.  We also sell term licenses, hosting and support in arrangements that do not include professional services (i.e. on a stand-alone basis).  We have analyzed these stand-alone sales of term licenses for the group of combined elements using the bell shaped curve approach, and have determined that stand-alone sales fall within an acceptable range of the median price.  Accordingly, we have established VSOE for the term license bundle and because VSOE is established for the bundle only, revenue for this combined element is recognized ratably over the hosting and support period.  Revenue for the professional services element is recognized as performed.

The Company proposes to enhance its disclosure regarding revenue recognition in future filings by revising the fourth, fifth and eleventh paragraphs under Footnote 1(j) in the Notes to Consolidated Financial Statements in our Form 10-K as follows (revisions underlined):

•                  Fourth paragraph: “For term contracts, the Company treats the software license, hosting and support services as a single element for purposes of allocating revenue.  The Company has established vendor specific objective evidence of fair value for the term license bundle based on stand-alone sales of the bundled items.  When sold with professional services, revenue is allocated between the software license, hosting and support element and the professional services element using the relative fair value method.  Revenue for the term license element is recognized ratably over the period of the arrangement and revenue for professional services in these arrangements is recognized as performed.”

•                  Fifth paragraph: “The Company has established vendor specific objective evidence for the combined element of hosting and support services of perpetual license sales based on the prices charged when sold separately.”

•                  Eleventh paragraph: “Professional services revenue is recognized as performed based on hours incurred, unless sold in conjunction with a term license or subscription where objective and reliable evidence (including vendor specific objective evidence) for the term or subscription element does not exist, in which case professional services revenue is recognized ratably over the contractual period.”

4.              Similarly, if the Company’s subscription arrangements include professional services, tell us how you determined that it is appropriate to recognize revenue as such services are performed.  While we note that the Company has established VSOE of fair value for your professional services, it is not clear if you are able to also determine VSOE of fair value for your subscription element.  If you do not have VSOE for this other undelivered element, then tell us how you considered paragraph 12 of EITF 00-21 in accounting for professional services.

Company response: Generally, our subscription services are sold on a stand-alone basis.  The Company supplementally advises the Staff that subscription revenue for 2006 was approximately $2,650,000, of which approximately $60,000 was for professional services sold together with a subscription element.  As disclosed in Footnote 1(j) of the Notes to Consolidated Financial Statements in our Form 10-K, the Company allocates revenue in arrangements that contain a subscription element and a professional services element in accordance with EITF 00-21.  When the Company sells a subscription service together with professional services and fair value of the subscription element does not exist, then the entire arrangement fee is recognized ratably over the contractual term.  We do not use the “reverse” residual method as described in paragraph 12 of EITF 00-21.  We believe ratable recognition of the entire arrangement fee is appropriate given that our professional services do not involve significant production, modification or customization of the software.

We believe our proposed additional disclosure described in the response to Staff comment number 3 above also addresses the Staff’s comment number 4 and further clarifies our revenue recognition policy.

Form 8-K dated October 24, 2007

5.              We note your use of certain non-GAAP measures in your Form 8-K dated October 24, 2007 (i.e. non-GAAP net income (loss) and non-GAAP EPS).  Tell us how you considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.

•                  The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  The economic substance behind management’s decision to use such a measure;

•                  The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Company response: The Company has considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and believes that its disclosure surrounding the non-GAAP financial measures is adequate.  However, in order to address any concerns the Staff may have, we propose to enhance our non-GAAP disclosure as noted below.

The Company believes the non-GAAP measure of net income or (loss) before stock-based compensation provides useful information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  Company management uses the non-GAAP measure to compare the financial performance to prior periods, for trend analysis, for determining incentive compensation, and for budget and planning purposes.  This measure is used in monthly financial statements prepared by management and in quarterly financial reports presented to the Company’s board of directors.

The Company’s stock-based compensation expense is expected to vary from period-to-period depending on factors that are not, in management’s view, indicative of the Company’s underlying operating performance.  Such items include the number of new stock option grants issued in any given period, vesting provisions, changes in the Company’s stock price, stock market volatility, expected option lives and risk free rates, all of which are difficult to estimate and many of which are outside the Company’s control.

Company management does not consider this non-GAAP measure in isolation or as an alternative to such measures determined in accordance with GAAP.  The principal limitation of the non-GAAP measure is that it excludes a significant expense category.

Management believes the non-GAAP measure provides an additional tool for investors to use in comparing the Company’s operational results with prior periods, in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other companies, many of which also present a similar non-GAAP measure to investors.

The Company proposes to enhance its future disclosures of such non-GAAP financial measures with the following:

“Non-GAAP net income (loss) and diluted net income (loss) per share are supplemental measures of our performance that are not required by, or presented in accordance with GAAP.  These non-GAAP financial measures are not intended to be used in isolation and should not be considered a substitute for net income (loss) and net income (loss) per share or any other performance measure determined in accordance with GAAP.  We present non-GAAP net income (loss) and net income (loss) per share because we consider each to be an important supplemental measure of our performance.

Management uses these non-GAAP financial measures to make operational decisions, evaluate the Company’s performance, prepare forecasts and determine compensation.  Further, management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance when planning, forecasting and analyzing future periods.  Our stock-based compensation expenses are expected to vary depending on the number of new grants issued, changes in our stock price, stock market volatility, expected option lives and risk-free rates of return, all of which are difficult to estimate.  In calculating non-GAAP net income (loss) and net income (loss) per share, management excludes stock-based compensation expenses to facilitate its review of the comparability of the Company’s operating performance on a period-to-period basis because such expenses are not, in management’s view, related to the Company’s ongoing operating performance.  Management uses this view of its operating performance for purposes of comparison with its business plan and individual operating budgets and resource allocation.

Management further believes that these non-GAAP financial measures are useful to investors in providing greater transparency to the information used by management in its operational decision making.  We believe that the use of non-GAAP net income (loss) and net income (loss) per share also facilitate a comparison of RightNow’s underlying operating performance with that of other companies in our industry, which use similar non-GAAP financial measures to supplement their GAAP results.

Calculating non-GAAP net income (loss) and net income (loss) per share have limitations as an analytical tool, and readers should not consider these measures in isolation or as substitutes for GAAP net income (loss) and GAAP net income (loss) per share.  In the future, we expect to incur additional stock-based compensation expenses and the exclusion of these expenses in the presentation of our non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring.  Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool, which include:

•                  Other companies inside and outside of our industry may calculate non-GAAP net income (loss) and net income (loss) per share differently than we do, limiting their usefulness as a comparative tool; and

•                  The Company’s income tax expense or benefit will be ultimately based on its GAAP taxable income and actual tax rates in effect, which may differ significantly from the effective tax rate used in our non-GAAP financial measures.

In addition, the adjustments to our GAAP financial measures reflect the exclusion of stock-based compensation expenses that are recurring and will be reflected in the Company’s financial results for the foreseeable future.  The Company compensates for these limitations by providing specific information regarding the GAAP amount excluded from the non-GAAP financial measures.  The Company further compensates for the limitations of our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.  The Company evaluates the non-GAAP financial measures together with the most directly comparable GAAP financial measures.

Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with our GAAP net income (loss) and net income (loss) per share.  For more information, see the consolidated operating statements and reconciliation of non-GAAP measurements contained in this press release.”

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The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Any comments or questions concerning our response should be directed to the undersigned at (406) 522-2940 (phone) or (406) 522-2908 (facsimile).

Thank you for your assistance in this matter.

Sincerely,

RIGHTNOW TECHNOLOGIES, INC.

/s/ Susan J. Carstensen

Susan J. Carstensen
Chief Financial Officer